UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 13, 2017

Date of Report (Date of earliest event reported)

Caesars Acquisition Company

(Exact name of registrant as specified in its charter)

Delaware	001-36207	42-2672999
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 8.01	Other Events.

On June 13, 2017, CBAC Borrower, LLC (“CBAC”), the owner of the Horseshoe Baltimore and a subsidiary of a joint venture among Caesars Growth Partners, LLC, a joint venture between Caesars Acquisition Company (“CAC”) and Caesars Entertainment Corporation (“CEC”), an affiliate of Jack Entertainment LLC and other local investors, launched the syndication of up to $315 million of new senior secured credit facilities (the “Senior Facilities”), consisting of up to $300 million in the aggregate principal amount of a seven-year senior secured term loan facility (the “Term Facility”) and up to $15 million in the aggregate principal amount of a five-year senior secured revolving credit facility. The proceeds from the Term Facility will be used to refinance CBAC’s existing credit facility and existing furniture, fixtures and equipment financing facility. The proposed refinancing transaction is subject to market and other conditions, and may not occur as described or at all.

CAC is filing as Exhibit 99.1 to this Current Report on Form 8-K the lender presentation (the “Lender Presentation”) that was provided on June 13, 2017 to potential lenders for the proposed Senior Facilities. In addition, CAC is disclosing the information attached to this report as Exhibit 99.2 (the “Disclosure Material”), which was also provided to the potential lenders. The Lender Presentation and the Disclosure Material are incorporated into this Item 8.01 by reference.

Important Additional Information

Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, between CAC and CEC, as subsequently amended on February 20, 2017 (as amended, the “Merger Agreement”), among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, CAC and CEC filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on June 5, 2017 (“Amendment No. 1 to the Form S-4”), which includes a preliminary joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of CAC and CEC. Stockholders are urged to read the registration statement and joint proxy statement/prospectus regarding the Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint proxy statement/prospectus, as well as other filings containing information about CAC and CEC, at the SEC’s website (www.sec.gov), from CAC Investor Relations (investor.caesarsacquisitioncompany.com) or from CEC Investor Relations (investor.caesars.com).

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAC, CEC and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from CAC and CEC stockholders in favor of the business combination transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CAC and CEC stockholders in connection with the proposed business combination transaction is set forth in Amendment No. 1 to the Form S-4 filed with the SEC on June 5, 2017 and Amendment No. 1 to the Annual Report on Form 10-K for CAC’s fiscal year ended December 31, 2016, filed on March 31, 2017. You can obtain free copies of these documents from CEC and CAC in the manner set forth above.

Forward-Looking Statements

This filing includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts and by the use of words such as, “will,” “may,” “potential,” and “propose” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, the emergence from bankruptcy of Caesars Entertainment Operating Company, Inc. and the expected timing thereof, future actions that may be taken by CAC and others with respect thereto, the completion of the Merger and the terms and use of proceeds of the refinancing transaction. These forward-looking statements are based on current expectations and projections about future events.

You are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance of CAC may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in our reports filed with the SEC: the Merger Agreement may not be approved by the CAC and CEC stockholders, respectively, at the respective special meetings or the failure to satisfy any of the other closing conditions of the Merger Agreement, the Merger may not be consummated or one or more events, changes or other circumstances that could occur that could give rise to the termination of the Merger Agreement and our ability (or inability) to complete the refinancing transaction on the terms described or at all.

You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. CAC undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are being filed herewith:

Exhibit No.	Description

99.1	Lender Presentation.

99.2	Disclosure Material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS ACQUISITION COMPANY

Date: June 13, 2017	By:	/s/ CRAIG J. ABRAHAMS
Name: Craig J. Abrahams
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Lender Presentation.

99.2	Disclosure Material.